Exhibit 4.5

Plan Rules of the AstraZeneca Deferred Bonus Plan
Adopted by RemCo on 21 August 2006, amended on 3 February 2014, 24 July 2017, 22 October 2019, 25 September 2020, 27 April 2022, 13 December 2023, 5 February 2024, 3 February 2025, and 11 December 2025
Plan terminates at discretion of RemCo

Astrazeneca Deferred Bonus Plan

What is an ‘award’ and when do you get shares?

An award under the Plan is a contingent right to receive shares in AstraZeneca PLC. When your award ‘vests’ you receive shares. Your award represents the part of your Bonus that has been deferred into AZ shares.

Your award will normally vest a specified number of years after grant. After your award vests, you will receive a net number of shares after withholdings for tax have been made. Your shares will be transferred into a nominee or custodian arrangement for you.

What happens if you leave?

If you end employment for one of the following reasons:

(a)	death,

(b)	ill-health, injury or disability (in each case evidenced to the satisfaction of RemCo),

(c)	redundancy (within the terms of the Employment Rights Act 1996),

(d)	circumstances determined by RemCo to be retirement, or

(e)	the company or business in which you are employed ceasing to be a member of the AZ group in certain circumstances,

your award will normally vest in full on its vesting date.

If you end employment before the vesting date as a result of your resignation, your award will normally vest on the vesting date, unless RemCo decides otherwise.

If you end employment before the vesting date for any other reason, your award will lapse.

Change of control of AstraZeneca

If there is a change in control of AZ, your award will normally vest in full.

Dividends

On vesting, you will receive cash or additional shares to reflect any dividends that would have been paid to you had you held the shares that vest on any dividend record dates during the Vesting Period (dividend equivalents).

General

Awards are personal to you and may not be transferred or charged until they vest. The awards do not form part of your terms and conditions of employment and are not pensionable.

You may be required to acknowledge the grant of your award and agree to certain terms.

This summary does not form part of the Rules of the DBP. The Rules of the DBP are set out in the following pages and will govern how your awards are treated. Definitions and interpretation provisions are at Appendix 1. If you are resident in a country outside of the UK, your award may be subject to special terms.

Rules of the AstraZeneca Deferred Bonus Plan

1.	Grant of Awards

RemCo may approve the grant of Awards to Eligible Employees. Awards will not be granted during a Closed Period.

2.	Vesting of Awards

2.1	Vesting of your Award is subject to such terms and conditions as RemCo considers appropriate before grant.

2.2	Unless your Award vests early under Rules 3 or 7, your Award will vest on the Vesting Date to the extent that any terms and conditions imposed under Rule 2.1 have been met.

3.	End of Employment

3.1	If you end Employment or have been given notice to end Employment before the Vesting Date, other than in any of the circumstances set out in Rules 3.2, 3.3 or 3.4, your Award will lapse on the date you end Employment, unless RemCo decides that you can keep your Award in full or part, in which case it will vest as determined by RemCo.

3.2	If you end Employment before the Vesting Date for one of the following reasons:

3.2.1	death;

3.2.2	ill-health, injury or disability (in each case evidenced to the satisfaction of RemCo);

3.2.3	redundancy within the terms of the Employment Rights Act 1996;

3.2.4	circumstances determined by RemCo, or anyone authorised by RemCo, to be retirement; or

3.2.5	the company by which you are employed ceasing to be a member of the AZ Group, or the part of the business in which you are employed being transferred to a person outside the AZ Group,

your Award will vest on the Vesting Date, unless RemCo decides that it will vest before then.

3.3	If you end Employment before the Vesting Date following termination of your Employment by your employer for a reason other than gross misconduct, breach of contract or serious shortfall in performance, and the Vesting Date of your Award would have occurred during your contractual notice period, your Award will vest on the Vesting Date.

3.4	If you end Employment before the Vesting Date as a result of your resignation, your Award will vest on the Vesting Date, unless RemCo decides that it will lapse on the date you end Employment or RemCo decides that it will vest on an earlier date.

3.5	For the purposes of this Rule 3:

3.5.1	if you are on statutory family-related leave, you will not end Employment until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work; and

3.5.2	if you cease to be in Employment but continue to provide services to the AZ Group, RemCo can decide that your Award will continue to be subject to these Rules. You will then be regarded as having ceased Employment when you cease to provide services to the AZ Group.

3.6	If you are resident in China and your Employment ends as a result of your death, if a delay in providing the necessary documentation will result in a breach of the Chinese State Administration of Foreign Exchange requirements, your Award shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment of a cash sum equal to the value of the Shares in respect of which your Award vested under Rule 3.2 (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

4.	Lapse of Awards

Notwithstanding any other provision of these Rules, your Award will lapse to the extent that (i) the Award does not vest in full under Rules 3 or 7; or (ii) the number of Shares which are subject to the Award is reduced under Rule 8.

5.	Consequences of Vesting of an Award

5.1	After vesting of your Award, the number of Shares in respect of which it has vested will, subject to Rule 6, be transferred to you as soon as practicable. Your Shares may be transferred into any nominee or other custodian arrangement as AZ shall determine is appropriate (Shareholding Arrangement) and will be held on your behalf on the terms notified to you from time to time. In the case of Executive Directors, this may include arrangements to ensure compliance with such shareholding requirements following cessation of employment as may apply from time to time.

5.2	In the event that you end Employment, unless your Shares are required by AZ to be retained in the Shareholding Arrangement, you will be required to remove your Shares from such Shareholding Arrangement within six months of the later of (i) the date you end Employment and (ii) the Vesting Date of your Award. If your Shares remain in the Shareholding Arrangement at the end of that six month period, AZ will have the right, at any time, to sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you or to an account with a nominee or custodian on your behalf. For the avoidance of doubt, Shares in this Rule 5.2 shall refer to Shares acquired on vesting of your Award, including pursuant to Rule 5.4, and any additional Shares that are acquired by you as a result of your holding of such Shares, for example by way of reinvestment of dividends paid on such Shares.

5.3	You will have no voting, dividend or other rights in the Shares under your Award before the Award vests. Shares that you acquire under the Plan will not have the benefit of any rights that attach to those Shares by reference to a record date that is earlier than the date when you acquired them.

5.4	To the extent that your Award vests you may receive an additional amount as “dividend equivalents”. Unless RemCo decides otherwise, your dividend equivalents will be calculated by reference to the dividends paid or which are payable on the number of Shares that vest, as if those dividends had been reinvested in Shares on the relevant dividend record dates during the Vesting Period, or if your Award vests early, until the date of such vesting. This payment will be made in cash or Shares, subject to deductions for Tax Liabilities, after your Award has vested.

5.5	Notwithstanding any other provision, RemCo may, at any time, determine that your Award shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment to you of a cash sum equal to the value of the Shares in respect of which your Award vests on the day of vesting (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

6.	Tax

By accepting the Award, you indemnify AZ and your employer against any Tax Liabilities that may arise in connection with the benefits delivered under the Plan. AZ or your employer may withhold any amount and make any arrangements it considers necessary to meet any Tax Liabilities, which may include the sale on your behalf of any Shares acquired by you under the Plan.

7.	Change of Control of AZ

7.1	If before the Vesting Date of an Award:

7.1.1	an offeror (alone or with any party acting in concert with the offeror) obtains Control of AZ by making an offer to acquire the whole of the issued ordinary share capital of AZ (or any part of it which is not owned by the offeror and any party acting in concert with the offeror);

7.1.2	the Court sanctions a compromise or arrangement affecting the Shares under section 899 of the Companies Act 2006; or

7.1.3	a resolution is passed for the voluntary winding up of AZ,

unless Rule 7.2 applies, your Award will vest on the date of that event.

7.2	If a company obtains Control of AZ, but the shareholders of the acquiring company immediately after it has obtained Control of AZ are substantially the same as the shareholders of AZ immediately before that event, and if the acquiring company consents to this Rule 7.2 applying, then your Award will not vest under Rule 7.1. Instead, it will be exchanged for a new award in respect of shares having a total Market Value being equal to the Market Value of the Shares that are subject to your Award immediately before the exchange. The new award will be governed by the Rules, except that references to Shares shall refer to shares in the acquiring company, and references to AZ shall refer to the acquiring company.

8.	Malus and Clawback

Notwithstanding any other provision, Awards are subject to the Malus and Clawback Global Standard and by accepting an Award, you agree to be bound by the terms of the Malus and Clawback Global Standard.

9.	Amending the Plan and Awards

9.1	If there is a Variation in the equity share capital of AZ, the number and/or the nominal value of the Shares over which your Award is granted will be adjusted as RemCo decides. You will be notified of any such adjustment.

9.2	AZ can amend these Rules at any time.

9.3	AZ can adopt additional sections of these Rules applicable in any jurisdiction under which Awards may be subject to additional and/or modified terms and conditions, taking into account any securities, exchange control or taxation laws, which may apply to you, AZ, or any member of the AZ Group. Any additional sections must conform to the basic principles of the Plan.

10.	Limit on Awards

10.1	Any Shares that you receive on vesting will be Shares that are purchased by the Trustee in the market, and will not be Shares that are treasury shares or are newly issued to you or the Trustee.

10.2	The Market Value of Shares (determined at or around the date that your Bonus is confirmed) which may be subject to your Award cannot exceed the value of your Bonus.

11.	Administration

11.1	The Plan will be administered by RemCo which will interpret and construe any provision of the Plan and may adopt any regulations for administering the Plan and any documents it thinks appropriate. The decision of RemCo on any matter concerning the Plan will be final and binding.

11.2	Any communication in connection with the Plan (including any award documentation) can be given electronically via e-mail or an online portal designed for the purpose or by personal delivery or post, (in the case of a company, to its registered office and in the case of an individual to the individual’s last known address) or by any other means which AZ and you use to communicate with each other.

11.3	Any notice under the Plan will be given: (i) if delivered personally, at the time of delivery; (ii) if posted, at 10.00 a.m. on the third business day after it was put into the post; or (iii) if sent by e-mail or any other form of electronic delivery system, at the time of despatch.

12.	General

12.1	You may be required to acknowledge the grant of your Award and accept its terms, in which case AZ will notify you of this requirement. If you fail to acknowledge any Award and accept its terms within any time period notified to you, RemCo shall have the discretion to lapse your Award without further notice to you or to apply any additional conditions to the vesting of your Award or Shares received on vesting of your Award as it may determine.

12.2	Your Award may not be sold, transferred, assigned, charged or otherwise encumbered or disposed of to any person, other than to your personal representatives on your death.

12.3	Participation in the Plan is not pensionable and does not form part of your employment contract. Nothing in the Plan or any document under it will give any person any right to participate in the Plan and the grant of an Award does not create any right or expectation to the grant of an Award in the future. Your rights and obligations under the terms of your office or Employment will not be affected by your participation in the Plan or any right which you may have to participate under it.

12.4	By accepting an Award under the Plan, you waive all and any rights to compensation or damages under the Plan in consequence of any loss of rights under the Plan as a result of: (i) termination of your office or Employment with a member of the AZ Group for any reason; or (ii) the way in which RemCo or any person to whom RemCo has delegated authority, exercises or does not exercise any discretion under the Plan. Nothing in the Plan or in any document executed under it will give you any right to continue in Employment or will affect the right of any member of the AZ Group to terminate your Employment without liability at any time with or without cause.

12.5	The invalidity or non-enforceability of one or more provisions of the Plan will not affect the validity or enforceability of the other provisions of the Plan, which will remain in full force and effect.

12.6	The Plan was adopted by RemCo on 21 August 2006 and subsequently amended by RemCo on 3 February 2014, 24 July 2017, 22 October 2019, 25 September 2020, 27 April 2022, 13 December 2023, 5 February 2024, 3 February 2025, and 11 December 2025. The Plan will terminate when RemCo decides. Termination of the Plan will not affect your Awards.

12.7	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Eligible Employee or member of the AZ Group, and no third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

12.8	These Rules will be governed by and construed in accordance with the law of England. You, AZ and any member of the AZ Group submit to the jurisdiction of the English courts in relation to anything arising under the Plan. RemCo may determine that another law will apply to the operation of the Plan outside the United Kingdom.

Appendix 1
Definitions and Interpretation

Award means a contingent right to acquire Shares granted or proposed to be granted under Rule 1;

AZ means AstraZeneca PLC (registered number 2723534);

AZ Group means AZ and any subsidiary, holding company or subsidiary of a holding company of AZ (as each term is defined in section 1159 Companies Act 2006);

Bonus means the bonus awarded to you which is deferred into an Award;

Closed Period means a period when you are prohibited from dealing in Shares under the UK Market Abuse Regulation, the Criminal Justice Act 1993, or under any other statute, regulation or similar code to which AZ is subject or other share dealing code adopted by AZ from time to time;

Control shall have the meaning given in section 995 Income Tax Act 2007;

Date of Grant means with respect to an Award, the date on which the Award is granted;

Dealing Day means a day on which the New York Stock Exchange (or, if relevant and if RemCo determines, any stock exchange nominated by RemCo on which the Shares are traded) is open for the transaction of business;

DI means a depositary interest issued through CREST representing a beneficial interest in an ordinary share in the capital of AZ;

Eligible Employee means any person who at a Date of Grant is an employee of any member of the AZ Group or who was an employee of any member of the AZ Group during the financial year to which the Bonus relates;

Employment means employment as an employee of any member of the AZ Group;

Executive Director means any member of the board of directors of AZ from time to time who is not a non-executive director;

Malus and Clawback Global Standard means the malus and clawback global standard approved by RemCo and which came into effect on 1 December 2023, as amended from time to time;

Market Value means, in relation to an ordinary share on any day, an amount equal to the average of the middle market closing prices of a Share (as derived from the New York Stock Exchange Listings Directory) on the three consecutive Dealing Days preceding that day (or such other Dealing Day or Dealing Days as RemCo may decide) or, in the case of a DI, by reference to the average of the equivalent price of a DI as derived from the Daily Official List of the London Stock Exchange plc on trading days as close as possible to those Dealing Days. In the event that the ordinary shares cease to be traded on the New York Stock Exchange and are admitted to trading on a replacement market, references to the New York Stock Exchange shall be construed as references to the equivalent of such replacement market. In the event that DIs cease to be traded on the Main Market of the London Stock Exchange and are admitted to trading on a replacement market, references to the London Stock Exchange shall be construed as references to such replacement market;

Plan means the AstraZeneca Deferred Bonus Plan constituted by these Rules;

RemCo means the duly authorised remuneration committee of the board of directors of AZ;

Share means a fully paid ordinary share in the capital of AZ or, where the context requires it, an equivalent number of DIs;

Shareholding Arrangement means the nominee or custodian arrangement referred to in Rule 5.1;

Tax Liabilities means any income tax, employee’s national insurance contributions, social security charges or similar taxes or charges imposed in any jurisdiction for which AZ or any member of the AZ Group is required to account;

Trustee means the trustee for the time being of an employee benefit trust established by AZ;

Variation means a capitalisation issue, rights issue, subdivision, consolidation, reduction, or any other variation in the capital of AZ;

Vesting Date means in relation to an Award the date specified at the Date of Grant, save that if such date falls within a Closed Period, unless RemCo has made a determination under Rule 5.5, the Vesting Date will be the first Dealing Day following the end of that Closed Period;

Vesting Period means in relation to an Award, the period between the Date of Grant of the Award and the Vesting Date; and

You means any Eligible Employee to whom an Award has been granted, or (where the context requires) that Eligible Employee’s personal representatives, and “your” shall be construed accordingly.

Interpretation

Headings are for convenience only. Words in the singular include the plural and vice versa and words importing gender include both genders. Reference to statutory provisions include amendments, extensions or re-enactments and equivalent legislation in any country other than England, and include any regulations or subordinate legislation made under them.

Appendix 2
Schedule for US Participants

The provisions of sections 1 to 5 of this Schedule modify the Rules of the Plan in respect of any Awards granted under it on or after 24 July 2017 to Eligible Employees who are resident in the United States.

1.	The following shall be inserted as new Rule 2.3:

“You may be required, as a condition of the vesting of your Award, to represent and agree that, in relation to Shares you acquire under the Plan:

(a)	you understand that such Shares are deemed to be restricted securities within the meaning of Rule 144 under the United States Securities Act of 1933 (the “Securities Act”), which may not be resold in the United States or to a U.S. person except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act;

(b)	you are acquiring such Shares for investment and not with a view to distribution; and

(c)	you will not resell such Shares at any time, except to non-U.S. persons in transactions effected in accordance with Rule 904 of Regulation S under the Securities Act (or any successor section thereto) and only after the expiration of any holding period RemCo may require.

AZ may endorse on certificates representing Shares issued or transferred upon the vesting of an Award such legend referring to the foregoing representations or restrictions or any other applicable restrictions on resale as AZ, in its discretion, shall deem appropriate.”

2.	In the definition of “AZ Group”, “subsidiary” shall be defined as any company in which AZ owns, directly or indirectly, a majority of the voting rights.

3.	Rule 3.2.3 shall be deleted and replaced by “Redundancy”.

4.	In Rule 3.2.4, the words “circumstances determined by RemCo, or anyone authorised by RemCo, to be retirement” shall be deleted and replaced by “Retirement”.

5.	In Appendix 1 (Definitions) the following definitions shall be inserted:

“Redundancy means a qualifying involuntary termination without cause (but excluding a termination by mutual agreement or mutual consent) entitling you to a severance payment under a severance program adopted by your U.S. employing company. Vesting under these Rules following your redundancy termination is subject always to your having met all the requirements of such severance program, including having executed a valid release of all and any claims against the AZ Group;”

“Retirement means:

(a)	termination without cause after having attained age 62 with 5 years of service;

(b)	termination without cause after having attained age 65 with 3 years of service; or

(c)	any other meaning as may be notified to you in writing at the time of grant of your Award;”.

The remaining provisions of this Schedule modify the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are US taxpayers (whether or not they are also resident in the United States).

6.	Rule 2.2 shall be deleted and replaced with the following:

“Subject to Rules 3, 7 and 8, your Award will vest on the Vesting Date, to the extent that any terms and conditions imposed under Rule 2.1 have been met. For the avoidance of doubt, you shall have no rights in respect of the Shares the subject of an Award until the Award has vested. If vesting of an Award would be prohibited by a Closed Period, the day on which the Award vests will be the first Dealing Day on which such prohibition ceases to apply or, if later, the first day on which you are able to trade in the Shares after the Closed Period ceases. In any event, the latest day by which the Shares subject to an Award will be delivered to you is the US Taxpayer Payment Deadline (as defined in Rule 5.1 (as inserted by paragraph 9 of this Appendix 2)).”

7.	In Rule 3.2 the words “your Award will vest on the Vesting Date, unless RemCo decides that it will vest before then” shall be deleted and replaced by “your Award will vest on the Vesting Date. RemCo may decide to accelerate vesting as may be permitted under Section 409A, in which case the transfer of Shares will only be accelerated from the Vesting Date in the limited circumstances and in the manner permissible under Section 409A”.

8.	Rule 3.4 shall be deleted and replaced with the following:

“If you end Employment before the Vesting Date as a result of your resignation, your Award will vest on the Vesting Date, unless RemCo decides that it will lapse on the date you end Employment.”

9.	Rule 5.1 shall be deleted and replaced with the following:

“After vesting of your Award, the Shares subject to such an Award in respect to which it has vested will, subject to Rule 6, be delivered to you as soon as practicable following the vesting of the Award, but in no event later than the end of the year in which the applicable vesting date occurs, or, if later, by the 15th day of the third month following the applicable vesting date (collectively, the “US Taxpayer Payment Deadline”). You will not be permitted, either directly or indirectly, to designate the year of payment. In the event that an Award vests by reason of Redundancy and your termination of Employment occurs in the calendar year preceding the deadline for you to execute and submit a valid release of claims (if any) required by the applicable severance program, then the year of payment will be the year of the release deadline regardless of whether you earlier submit the release. For the avoidance of doubt, an Award shall only become payable upon the earlier of the Vesting Date or the date upon which your Award vests under Rule 3 or Rule 7.”

“Your Shares may be transferred into any nominee or other custodian arrangement as AZ shall determine is appropriate (Shareholding Arrangement) and will be held on your behalf on the terms notified to you from time to time. In the case of Executive Directors, this may include arrangements to ensure compliance with such shareholding requirements following cessation of employment as may apply from time to time.”

10.	Rule 5.4 shall be deleted and replaced with the following:

“To the extent that your Award vests, you will receive an amount equivalent to the total dividends paid or which are payable on the number of Shares that vest, by reference to dividend record dates during the Vesting Period, or if your Award vests early, until the date of such vesting. This payment will be made in cash or Shares, subject to deductions for Tax Liabilities, after your Award has vested, but in no event later than the US Taxpayer Payment Deadline (as defined in Rule 5.1 (as inserted by paragraph 9 of this Appendix 2)).”

11.	The following shall be inserted as a new Rule 7.3:

“If an Award vests pursuant to this Rule 7, and the event described in Rule 7 also constitutes a “change in control event” under Section 409A of the US Internal Revenue Code of 1986, as it may be amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder (the “Code”), then the Shares subject to it in respect of which it has vested will, subject to Rule 6, be transferred to you as soon as practicable following the vesting of an Award, but in no event later than the US Taxpayer Payment Deadline. If such event does not constitute a “change in control event” under Section 409A of the Code, then the Award will vest on the occurrence of such event described in Rule 7, but shall not be delivered to you until the date that the Award would otherwise be payable to you under the terms of the Plan.”

12.	The following shall be inserted as a new Rule 13: “13. Section 409A of the Code.

“13.1	The compensation and benefits under the Plan are intended to comply with the requirements of Section 409A of the Code, and the Plan will be interpreted and administered in a manner consistent with that intent. The preceding provision, however, shall not be construed as a guarantee by AZ of any particular tax effect to you under an Award. Payment may only be accelerated or delayed if and to the extent that such accelerated or delayed payment is permitted under Section 409A of the Code.

13.2	References to “end of Employment”, “cessation of Employment”, “termination of Employment” and similar terms used in the Plan mean, to the extent necessary to comply with Section 409A of the Code, the date that you first incur a “separation from service” within the meaning of Section 409A of the Code.

13.3	Notwithstanding anything in the Plan to the contrary, if at the time of your separation from service with AZ you are a “specified employee” as defined in Section 409A of the Code, and any payment payable under the Plan as a result of such separation from service is required to be delayed by six months pursuant to Section 409A of the Code, then AZ will make such payment on the date that is six months following your separation from service with AZ. The amount of such payment will equal the sum of the payments that would have been paid to you during the six-month period immediately following your separation from service had the payment commenced as of such date and will not include interest.

13.4	No Shares issued or payments made in respect of such an Award shall be funded with any assets set aside in a trust or other arrangement in violation of Section 409A(b)(1) of the Code. To the extent any trust is utilized in administration of the Plan, Awards granted to Eligible Employees who are US taxpayers need not be settled by Shares held in such a trust and such Awards do not form the basis for any claims or rights with respect to such a trust’s assets.

13.5	In the first taxable year in which you become a US taxpayer by reason of becoming a resident alien for US federal income tax purposes, the Plan may be amended solely with respect to you such that the compensation and benefits under the Plan are compliant with or exempt from Section 409A of the Code. Such amendment must be effective not later than the end of the first year in which you become a resident alien and shall only be effective with respect to amounts that were not vested prior to the date that you became a resident alien. For any year after the first year in which you are classified as a resident alien, this clause shall not apply, provided that a year may again be treated as the first year in which you are classified as a resident alien if you are classified as a resident alien in that year and have not been classified as a resident alien for the three consecutive years immediately preceding that year. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Sections 1.409A-2(c) and 1.409A-3(h) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.

13.6	Awards under the Plan that become vested while you are not subject to US federal income taxation but that are paid at a time when you subsequently have become subject to US federal income taxation are intended to be exempt from Section 409A of the Code. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Section 1.409A-1(b)(8)(ii) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.”

13.	Rule 3.5.1 shall be deleted and replaced with the following:

“if you are on an authorized leave of absence pursuant to an AZ policy or a legal entitlement, you will not end Employment until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work; and”

14.	The following sentence shall be appended to the end of the existing Rule 8:

“Notwithstanding anything to the contrary, this Rule 8 shall not apply in any jurisdiction where its enforcement would be prohibited by applicable law.”